Ex99.15

Routemaster  Closes  $600,000.00  Private Placement

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, June 26, 2020 -- Routemaster Capital Inc. (TSXV: RM) (“Routemaster” or the “Company”) is pleased to announce that it has closed its previously announced non-brokered private placement financing of units (the “Units”) for gross proceeds of $600,000  (the “Offering”).

Pursuant to the closing of the Offering, the Company issued 20,000,000 Units. Each Unit consists of one common share of the Company and one half common share purchase warrant (each, a “Warrant”), entitling the holder to acquire one additional common share of Routemaster at an exercise price of $0.05 for a period of 24 months from issuance. The closing of the Offering is subject to final TSX Venture Exchange approval.

In connection with the closing of the Offering, the Company has paid aggregate finder’s fees of $3,150 in cash and 105,000 finder’s warrants (“Finder’s Warrants”) to certain finders. Each Finder Warrant will entitle the holder thereof to purchase one Common Share at a price of $0.05 for a period of 24 months from the date of the closing of the Offering. All securities issued under the Offering are subject to a statutory hold period ending four months and one day from the closing date of the Offering.

Routemaster intends to use the proceeds of the Offering for potential investment opportunities and working capital purposes.

Certain officers of the Company purchased or acquired direction and control over a total of 2,495,951 Units under the Offering. The placement to those persons constitutes a “related party transaction” within the meaning of TSX Venture Exchange Policy 5.9 and Multilateral Instrument 61-101 -Protection of Minority Security Holders in Special Transactions (“MI 61-101”) adopted in the Policy. The Company has relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of related party participation in the placement as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the related parties, exceeded 25% of the Company’s market capitalization (as determined under MI 61-101). Further details will be included in a material change report to be filed by the Company.

The securities offered under the Offering have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About Routemaster Capital Inc.:
Routemaster Capital Inc. is a Canadian investment company that carries on business with the objective of enhancing shareholder value.

For further information, please contact:
Fred Leigh
President and Chief Executive Officer Tel: +1 (416) 861-1685

FORWARD LOOKING STATEMENTS: This news release contains certain forward-looking statements, including statements regarding the intended use of proceeds, use of proceeds and other matters relating to the Offering. These statements are subject to a number of risks and uncertainties. Actual results may differ materially from results contemplated by the forward- looking statements. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and should not place undue reliance on such forward-looking statements. The Company does not undertake to update any forward looking statements, oral or written, made by itself or on its behalf, except as required by applicable law.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.